Exhibit 17.1

RESIGNATION

TO:

Dakota Territory Resource Corp

(the "Company")

I hereby tender my resignation as a Director of the Company, such resignation to be effective March 27, 2014.

I am in receipt of a copy of the Form 8-K dated March 27, 2014 regarding my resignation as a Director of Dakota Territory Resource Corp. I have read the Form 8-K and confirm that I agree with all of the statements made therein.

Dated the 27th day of March, 2014.

/s/ Gerry Berg

Gerry Berg